

February 22, 2012

Via Facsimile
James A. Rasulo
Senior Executive Vice President and Chief Financial Officer
The Walt Disney Company
500 South Buena Vista Street
Burbank, CA 91521

> **Re:** **The Walt Disney Company**
> **Form 10-K for Fiscal Year Ended October 1, 2011**
> **Filed November 23, 2011**
> **File No. 001-11605**

Dear Mr. Rasulo:

We have reviewed your filing and have the following comment. Our comment asks you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended October 1, 2011

Note 15: Commitments and Contingencies

Legal Matters, page 100

1. In the matter Celador International Ltd. v. American Broadcasting Companies, Inc., please explain to us the basis for your determination that you do not have a probable loss under applicable accounting standards relating to probability of loss for recording a reserve with respect to this litigation. In this regard, we note both the July 7, 2010 jury verdict against you and the subsequent December 21, 2010 denial of your motions for a new trial and for judgment as a matter of law. Please be detailed in your response and address separately likelihood of loss, estimation of loss, and how evidence related to each was weighed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief